Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
August 27, 2010
VIA EDGAR AND BY FEDERAL EXPRESS
Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Carey Watermark Investors Incorporated
Pre-Effective Amendment No. 5 to the Registration Statement on Form S-11
Filed on August 27, 2010
File No. 333-149899
Dear Ms. Gowetski and Mr. Rothenberg:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we submit for filing Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”). Pre-Effective Amendment No. 5 includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated August 20, 2010, with respect to Pre-Effective Amendment No. 4 to the Registration Statement.
Set forth below are the Company’s responses to the Staff’s August 20, 2010 comments. The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 5 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 4 to the Registration Statement. All page references in the responses below are to the pages of the blacklined version of Pre-Effective Amendment No. 5 to the Registration Statement.
The Company is in the process of revising the sales materials to reflect the Staff’s comments on them in the August 20, 2010 letter. We will file revised sales materials together with a letter responding to the Staff’s comments under separate cover.
Summary

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

1.	We note your response to comment 2 of our letter dated July 30, 2010 and continue to note that the summary is 24 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.
The summary has been revised as requested.
Ex. 5.1 Legal Opinion
2.	Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “Maryland General Corporation Law” includes the statutory provisions and also all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR system.
The reference and limitation in our opinion to “Maryland General Corporation Law” has been revised and replaced with “Maryland law.” In addition, we confirm that the reference and limitation to “Maryland law” includes the statutory provisions of the Maryland General Corporation Law and also all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. The signed opinion has been filed as Exhibit 5.1 to Pre-Effective Amendment No. 5.
Ex. 8.1 Tax Opinion
3.	Please have counsel update its opinion, if necessary, for any additional pre-effective amendments.
The opinion has been revised as requested to reflect additional pre-effective amendments, as applicable.
4.	The opinion assumes that each party who has executed or adopted, or will execute or adopt, the documents had, or will have, the proper authority and capacity, and that the Certificate of Representations has been executed by an appropriate and authorized officer. It is not appropriate for counsel to assume either of these with respect to the registrant, as these are material facts underlying the opinion and facts that are ascertainable by counsel. Please have counsel provide a revised opinion.
The opinion has been revised as requested. The signed opinion has been filed as Exhibit 8.1 to Pre-Effective Amendment No. 5.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8526.
Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner
Enclosures

cc:	Mark J. DeCesaris
William Demarest
Dan Gordon
Rochelle Plesset
Michael G. Medzigian, Carey Watermark Investors Incorporated
John Gottfried, PricewaterhouseCoopers LLP